SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Telecom Argentina S.A.

Item

1.	Letter dated November 14, 2011 regarding Notice of Ordinary and Extraordinary General Meeting of Shareholders and Special Meeting of Class C Shareholders to be held on December 15th, 2011

Buenos Aires, November 14th, 2011

Securities and Exchange Commission

Dear Sirs,

Re.: Notice of Ordinary and Extraordinary General Meeting of Shareholders and Special Meeting of Class C Shareholders to be held on December 15th, 2011

In my capacity as Chairman of Telecom Argentina S.A. (hereinafter “Telecom Argentina” or “the Company”), I hereby inform you that the Company’s Board of Directors, at a meeting held on November 11th, resolved to summon the shareholders to attend an Ordinary and Extraordinary General Meeting of Shareholders and a Special Meeting of Class C Shareholders to be held on December 15th, 2011, in order to consider the following:

1. Creation of a Global Program (the “Program”) for the issuance of negotiable obligations, non-convertible into stock, denominated in pesos (ARS), U.S. dollars (USD) or any other currency for an aggregate principal amount outstanding at any time during the term of the Program of up to five hundred million U.S. dollars (USD 500,000,000) or the equivalent thereof in other currencies.

2. Delegation to the Board of Directors of ample powers to establish the terms and conditions of the Program which have not been set forth by the Shareholders’ Meeting as well as to determine the times of issue and re-issue of each class or series of negotiable obligations to be issued thereunder.

3. Delegation to the Board of Directors of powers to convert up to 4,593,274 Class C book-entry ordinary shares, with par value of ARS 1 and one vote per share into the same number of Class B book-entry ordinary shares, with par value of ARS 1 and one vote per share.

4. Ratification by the Class C Shares Special Meeting of the decision made by the General Shareholders’ Meeting in respect of Item 3 above.

Sincerely,

Enrique Garrido

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 14, 2011	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors